FORM 5

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person

Durkin, Jr.,    G.    Michael

(Last)            (First)              (Middle)

4000 Dain Rauscher Plaza,
60 South Sixth Street (current address)

(Street)

Minneapolis, Minnesota   55402

(City)       (State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol PepsiAmericas, Inc. PAS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2001 5. If Amendment, Date of Original (Month/Year) 5/21/2002	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
		Director X Officer (give title below)	10% Owner Other (specify below)
Senior Vice President and Chief Financial Officer
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock(1)	2/16/01		A	5,441	A	(1)	5,441	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$16.4750	2/16/01		A	22,485		(2)	2/16/11	Common Stock	22,485		22,485	D

Explanation of Responses:

(1)  Represents a restricted stock award pursuant to the PepsiAmericas, Inc. 2002 Stock Incentive Plan.  The award vests in three equal annual installments beginning on the first anniversary of the grant date.

(2) The option vests in three equal annual installments beginning on the first anniversary of the grant date.

This amended report is being filed to reflect the reporting person's restricted stock award as non-derivative securities on Table I. The original filing reported such award as derivative securities on Table II.

/s/ Brian D. Wenger ** Signature of Reporting Person Brian D. Wenger, Attorney-in-Fact	February 19, 2003 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002